Salient MLP & Energy Infrastructure Fund
4265 San Felipe
Suite 800
Houston, Texas 77027
March 28, 2013
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Anu Dubey, Senior Counsel
Division of Investment Management

Re:	Salient MLP & Energy Infrastructure Fund (the “Fund”)
Post-Effective Amendment No. 3 to its Registration Statement on Form N-2
(333-183623; 811-22530)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund, with respect to Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the “Amendment”), hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Amendment, which was filed on March 28, 2013, to become effective as soon as practicable on Friday, March 29, 2013.

In connection with such request the Fund acknowledges that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.           The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

Salient MLP & Energy Infrastructure Fund

By:	/s/ John E. Price
Name: John E. Price
Title: Principal Financial Officer